August 15, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim Special Counsel, Office of Mergers and Acquisitions

Re:	Intervoice, Inc. Schedule TO-T filed by Dialog Merger Sub, Inc. and Convergys Corporation Filed August 1, 2008 File No. 5-36798

Ladies and Gentlemen:

On behalf of Convergys Corporation, an Ohio corporation (“Convergys”), and its wholly owned subsidiary, Dialog Merger Sub, Inc., a Texas corporation (“Offeror”), this letter and the enclosed amendment respond to the comments to Convergys and Offeror, with respect to the Schedule TO-T referenced above from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 13, 2008 (the “Comment Letter”).

For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the initial filing of the Offer to Purchase.

Schedule TO-T/A

Fee Table

1.	It appears that you did not include all shares underlying exercisable options, whether or not in-the-money, and restricted stock units in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must use the per share price rather than the spread between the exercise price and the offer price, in calculating the fee. Please recalculate the filing fee by taking into account all outstanding common shares.

Offeror has recalculated the filing fee in response to the Staff’s comment.

Securities and Exchange Commission

August 15, 2008

Determination of Validity, page 14

2.	Explain to us the purpose of the language that your interpretation of the terms and conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose whether security holders may challenge your determinations.

Offeror has revised the Offer to Purchase to delete the statement referenced above that a determination by Offeror will be final and binding.

Source and Amounts of Funds, page 35

3.	We note that you intend to fund the offer through existing and new credit facilities. Please revise to specify the sources of funding and describe each loan agreement or arrangement. Refer to Item 1007(a) and (d) of Regulation M-A. In addition, please file any agreements as an exhibit to the schedule, as required by Item 1016(b) of Regulation M-A.

Offeror has revised the Offer to Purchase in response to the Staff’s comments.

Conditions of the Offer, page 36

4.	We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the penultimate paragraph to include an objective standard for the determination of whether a condition has been satisfied.

Offeror has revised the Offer to Purchase to add an objective standard.

Securities and Exchange Commission

August 15, 2008

5.	We note that the conditions may be waived “at any time and from time to time.” Please note that describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after the expiration of the offer. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer. Similarly, please revise your references to “Acceptance Date” in condition (4) since the date of acceptance of shares or payment for shares is not the same as the expiration date.

Offeror has revised the Offer to Purchase in response to the Staff’s comment.

General – Bidder Statement

At your request, Convergys and Offeror further acknowledge that:

—	Convergys and Offeror are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

—	Neither Convergys nor Offeror may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Convergys and Offeror believe that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 2 being filed concurrently herewith constitute material changes in the information sent to Intervoice’s shareholders; therefore, Convergys and Offeror do not currently intend to send any supplemental materials to Intervoice’s shareholders.

If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254.

Sincerely,

Christopher Hewitt

cc (w/o encl.):

Karen R. Bowman, Esq., Convergys Corporation

Kevin C. O’Neil, Esq., Convergys Corporation

Robert Ritchey, Intervoice, Inc.

David E. Morrison, Esq., Fulbright & Jaworski, L.L.P.

James R. Griffin, Esq., Fulbright & Jaworski, L.L.P.